FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934



                        For the month of October 2006
                              16 October 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Repayment of First Bond released on 16 October 2006



                                                                 16 October 2006

                       British Sky Broadcasting Group plc


British Sky Broadcasting Group plc today announced the repayment of the first bond it issued. The $300 million bond carried a coupon of 7.3% and was issued in October 1996. The Group used the proceeds of this note, and later notes issued in 1999, to fund the successful transition from analogue transmission to digital satellite broadcasting. The repayment of maturing bonds was one of the reasons for the Group's issue of GBP1 billion of Sterling and Dollar denominated bonds in October 2005. The Group has approximately GBP1.7 billion of outstanding debt following the repayment of this note, and surplus cash of approximately GBP1.4 billion at 30 June 2006.





Enquiries:


Analysts/Investors:

Andrew Griffith Tel: 020 7705 3118
Robert Kingston Tel: 020 7705 3726
E-mail: investor-relations@bskyb.com


Press:

Robert Fraser Tel: 020 7705 3036
E-mail: corporate.communications@bskyb.com



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 16 October 2006                  By:   /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary